Filed by: Healthcare Realty Trust Incorporated
pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Healthcare Realty Trust Incorporated
Commission File No.: 001-11852

News Release
HEALTHCARE REALTY TRUST CONFIRMS RECEIPT OF UNSOLICITED PROPOSAL AND REITERATES COMMITMENT TO STRATEGIC COMBINATION WITH HEALTHCARE TRUST OF AMERICA

Healthcare Realty Trust and Healthcare Trust of America transaction will create the preeminent, pure-play medical office building REIT best positioned to deliver long-term value for shareholders of both companies.

NASHVILLE, Tennessee, May 5, 2022 - Healthcare Realty Trust Incorporated (NYSE: HR) (“Healthcare Realty” or the “Company”) confirmed that on March 28, 2022, its Board of Directors received an unsolicited, non-binding proposal from a REIT referred to in the preliminary Form S-4 and joint proxy statement as “Party F” to acquire all the Company’s outstanding common stock for cash consideration of $31.75 per share.

The Board of Directors of Healthcare Realty conducted a thorough review of Party F’s March 28 proposal in consultation with its independent financial and legal advisors and unanimously determined that the proposal did not constitute an HR Superior Proposal, as defined in the merger agreement with Healthcare Trust of America, Inc. (“HTA”). The Company subsequently informed Party F of the Board’s decision in writing. On April 14, 2022, the Company received another letter from Party F acknowledging HR’s rejection and reiterating interest on the same terms. The Company did not respond to this letter.

On May 3, 2022, following a Wall Street Journal article, the Company received a third letter from Party F reiterating its interest on the same terms as the original proposal. The Board continues to believe that the strategic combination with HTA, announced on February 28, 2022, offers superior value and is in the best interests of the Company's shareholders.

The pending transaction with HTA will bring together two of the largest owners of medical office buildings to create the preeminent, pure-play medical office building REIT. The combined company will have unmatched market scale in concentrated clusters, meaningful corporate and operational synergies, a larger development pipeline, and a strengthened balance sheet with enhanced liquidity and improved access to capital. The transaction is expected to be accretive through near-term expense synergies, with additional value from operational upside through scaled platforms.

The transaction is expected to close in the third quarter of 2022, subject to customary closing conditions, including the approval of both Healthcare Realty and HTA shareholders.

About Healthcare Realty Trust

Healthcare Realty Trust Incorporated (NYSE: HR) is a real estate investment trust that integrates owning, managing, financing and developing income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States. As of March 31, 2022, the Company was invested in 263 real estate properties in 23 states totaling 17.9 million square feet and had an enterprise

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value of approximately $6.1 billion, defined as equity market capitalization plus the principal amount of debt less cash. The Company provided leasing and property management services to 14.8 million square feet nationwide

Contacts
Media Contacts:
Charlie Koons / Elizabeth Volpe
P: (212) 333-3810

HR Contact:
Financial Contact
Kris Douglas, Chief Financial Officer
P: (615) 269-8175

Forward Looking Statements
This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. HR and HTA intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, the evaluation of the HR board of the merits of the unsolicited proposal, and the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s beliefs, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HR’s Form 10-Q for the quarter ended March 31, 2022, HTA’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2021, and future filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It
This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated February 28, 2022, by and among HR, HTA, Healthcare Trust of America Holdings, LP, and HR Acquisition 2, LLC. In connection with the proposed transaction, HTA filed with the SEC a registration statement on Form S-4 on May 2, 2022 that included a joint preliminary proxy statement of HR and HTA and that also will constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS

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AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: 615.269.8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone 480.998.3478.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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